UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)

WIMM-BILL-DANN FOODS OJSC
(Name of Issuer)

FOUR AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE SHARE OF COMMON STOCK, PAR VALUE 20 RUSSIAN RUBLES PER SHARE
(Title of Class of Securities)

97263M109 (AMERICAN DEPOSITARY SHARES)
(CUSIP Number)

Thomas H. Tamoney, Jr. PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577 Tel: (914) 253−3623
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97263M109

1.	Name of Reporting Persons PepsiCo, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,968,828.75 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,968,828.75 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,968,828.75 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.02% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 97263M109

1.	Name of Reporting Persons Pepsi-Cola (Bermuda) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,968,828.75 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,968,828.75 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,968,828.75 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.02% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 (this “Amendment”) amends the Report on Schedule 13D, originally filed with the Securities and Exchange Commission on December 20, 2010 by PepsiCo, Inc. (“PepsiCo”) and Pepsi-Cola (Bermuda) Limited (“PCBL”, together with PepsiCo, the “Reporting Persons”) (the “Schedule 13D”).

Unless indicated otherwise, all items left blank remain unchanged in all material respects and any items which are reported are deemed to amend and restate the corresponding items in the Schedule 13D. Capitalized terms used without definitions in this Amendment No. 1 shall have the respective meanings ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer

Item 2.  Identity and Background

Item 3.  Source and Amount of Funds or Other Consideration

The description of the Purchases set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.  The funding required for the aggregate purchase price payable in connection with the Purchases was obtained from working capital.

Item 4.  Purpose of Transaction

The sixth paragraph of Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Since filing the Schedule 13D on December 20, 2010, PCBL has acquired an aggregate of 2,282,140 ADSs through open market purchases for an aggregate purchase price (excluding commissions) of approximately $74,376,084.94 million, as more fully described on Schedule C hereto.

Item 5.  Interest in Securities of the Issuer

Items (a) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) Based on the Issuer’s Annual Report on Form 20−F for the period ended December 31, 2009, as of April 20, 2010, the Issuer had 44,000,000 Shares outstanding. Percentage figures are based on this number of shares outstanding.  For purposes of Rule 13d−3 promulgated under the Exchange Act, PCBL and PepsiCo, as ultimate parent of PCBL, may each be deemed to beneficially own 3,968,828.75 Shares, or approximately 9.02% of the outstanding Shares.

 (c) Information concerning transactions in Shares by any Reporting Persons since filing the Schedule 13D on December 20, 2010 is set forth on Schedule C.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.  Material to be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date: December 23, 2010
PEPSICO, INC.

By:	/s/ Thomas H. Tamoney, Jr.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

PEPSI-COLA (BERMUDA) LIMITED

By:	/s/ Mary-Lynn Robinson
	Name:	Mary-Lynn Robinson
	Title:	President

SCHEDULE C

TRANSACTIONS IN SHARES OF THE ISSUER SINCE FILING OF THE SCHEDULE 13D ON DECEMBER 20, 2010 BY PCBL

The table below summarizes open market purchases on the New York Stock Exchange by PCBL during the days indicated.

Date	Aggregate Number of ADSs Purchased	Average Price Per ADS	Aggregate Purchase Price
12/20/2010	961,056	$32.3507	$31,090,834.34
12/21/2010	131,142	$32.5606	$4,270,062.21
12/22/2010	74,676	$32.6571	$2,438,701.60
12/23/2010	1,115,266	$32.7962	$36,576,486.79

Total	2,282,140	$32.5905	$74,376,084.94